Exhibit 10.1

IN THE UNITED STATES DISTRICT COURTFOR
THE WESTERN DISTRICT MISSOURI

Aquila, Inc. (f/k/a Utilicorp United, Inc.),	)
And Aquila Merchant Services, Inc.	)
(f/k/a Aquila, Inc., f/k/a Aquila	)
Energy Corporation),	)
	)	Case No. 02-1031-CV-W-GAF
Plaintiffs,	)

v	)

Federal Insurance Company and	)
Pacific Indemnity Company,	)

Defendants	)

STIPULATION OF SETTLEMENT

        WHEREAS, Plaintiff Aquila, Inc. (“Aquila”) [formerly known as Utilicorp United Inc.] is a Delaware corporation with its principal place of business in Missouri, and is an energy and services company;

        WHEREAS, Plaintiff Aquila Merchant Services, Inc. (“AMS”) [formerly known as Aquila and, before that, as Aquila Energy Corporation] (hereinafter Aquila, Inc. and Aquila Merchant Services, Inc. shall be referred to collectively as “Aquila”) is a Delaware corporation with its principal place of business in Missouri and, among other things, is an energy marketing and risk management organization;

        WHEREAS, Federal Insurance Company (“Federal”) is an Indiana corporation with its principal place of business in New Jersey;

        WHEREAS, Pacific Indemnity Company (“Pacific”) is a Wisconsin corporation with its principal place of business in New Jersey (hereinafter Federal and Pacific shall be referred to collectively as “Chubb”);

        WHEREAS, Federal and Pacific are engaged in the insurance business and, among other things, issue, as surety, bonds guarantying the performance by its principals of certain obligations under separate agreements entered into by such principals;

        WHEREAS, on November 17, 1999, Aquila and Aquila Energy Marketing Corporation (a wholly owned subsidiary of AMS that has been merged into AMS) entered into a long-term Gas Purchase Agreement (“1999 Gas Purchase Agreement”) with American Public Energy Agency (“APEA”), a political subdivision of the State of Nebraska;

        WHEREAS, on July 26, 2000, Aquila and Aquila Energy Marketing Corporation entered into a second long-term Gas Purchase Agreement (“2000 Gas Purchase Agreement”) with APEA;

        WHEREAS, pursuant to the 1999 Gas Purchase Agreement, Aquila agreed to provide specified quantities of natural gas to APEA for a period of 12 years in exchange for a one-time payment by APEA to Aquila of $252,029,091.62;

        WHEREAS, pursuant to the 2000 Gas Purchase Agreement, Aquila agreed to provide specified quantities of natural gas to APEA for a period of 12 years in exchange for a one-time payment by APEA to Aquila of $321,236,000.00 [hereinafter, the 1999 Gas Purchase Agreement and the 2000 Gas Purchase Agreement may collectively be referred to as the “Gas Purchase Agreements”];

        WHEREAS, as a condition under each of the foregoing Gas Purchase Agreements, Aquila was required to furnish a separate surety bond guarantying the performance by Aquila of certain of its obligations thereunder;

        WHEREAS, on November 29, 1999, Aquila, as Principal, and Federal, as Surety, issued Advance Payment Surety Bond No. 8143-80-99 unto APEA, as Obligee, pursuant to the Gas Purchase Agreement dated November 17, 1999 (“1999 Surety Bond”);

        WHEREAS, contemporaneous with issuance of the 1999 Surety Bond, Aquila executed an “Agreement of Indemnity, Individual Bond” (“1999 Agreement of Indemnity”);

        WHEREAS, the 1999 Agreement of Indemnity was amended by “Amendment #1 to Agreement of Indemnity” dated November 29, 1999 (“1999 Indemnity Amendment”);

        WHEREAS, on August 10, 2000, Aquila, as Principal, and Chubb, as Surety, issued Advance Payment Surety Bond No. 8153-72-43 unto APEA, as Obligee, pursuant to the Gas Purchase Agreement dated July 26, 2000 (“2000 Surety Bond”) [hereinafter, the 1999 Surety Bond and the 2000 Surety Bond may collectively be referred to as the “Surety Bonds”];

        WHEREAS, on or about May 31, 2000, Aquila executed a General Agreement of Indemnity (“2000 Agreement of Indemnity”) with respect to the Surety Bonds and with respect to certain other undertakings between Aquila and Chubb;

        WHEREAS, the 2000 Agreement of Indemnity was amended by “Amendment to General Agreement of Indemnity, Amendment No. 1” dated July 26, 2000 (“2000 Indemnity Amendment”) [hereinafter, the 1999 Agreement of Indemnity and the 2000 Agreement of Indemnity may collectively be referred to as the “Indemnity Agreements”, and the 1999 Indemnity Amendment and the 2000 Indemnity Amendment may collectively be referred to as the “Indemnity Amendments.”];

        WHEREAS, the Indemnity Agreements provided, among other things, that (a) Aquila would, upon the written request of Chubb, promptly procure the full and complete discharge of Chubb from any bonds specified in such request and all liability by reason thereof, and (b) if such full and complete discharge was unattainable, Aquila would, if requested by Chubb, promptly provide Chubb with an irrevocable letter of credit acceptable to Chubb, as collateral, in an amount sufficient to cover all undischarged liability under such specified bond or bonds, or promptly make other provision acceptable to Chubb to fully collateralize the aforesaid undischarged liability;

        WHEREAS, on December 20, 2001, representatives of Chubb met with representatives of Aquila and presented two separate letters dated December 20, 2001 (“Request Letters”), requesting that, pursuant to the Indemnity Agreements, Aquila procure the discharge of Chubb from all liability under the Surety Bonds as provided by the terms of the Indemnity Agreements and further, that if such discharge could not be obtained, that Aquila provide Chubb with an irrevocable letter of credit acceptable to Chubb or make other provisions acceptable to Chubb to fully collateralize Chubb’s undischarged liability under the Surety Bonds;

        WHEREAS, on January 10, 2002, Aquila informed Chubb in writing that Aquila would not procure the discharge of Chubb or post collateral as requested by Chubb pursuant the Indemnity Agreements;

        WHEREAS, on or about February 19, 2002, Aquila filed its Complaint against Chubb in the United States District Court for the District of Nebraska (4:02CV3059), asserting claims for a Declaratory Judgment and for an alleged Breach of Duty of Good Faith and Fair Dealing, which Complaint was thereafter amended (“Nebraska Action”);

        WHEREAS, as the result of the Motion to Transfer filed by Chubb, pursuant to Order issued July 19, 2002 in the Nebraska Action, the Nebraska Action was transferred to this Court under the above Civil Action Number;

        WHEREAS, in response to Aquila’ Amended Complaint Chubb filed its Answer and Counterclaims, denying liability for Aquila’s claims and asserting Counterclaims for Declaratory Judgment and Specific Performance, which Counterclaims were denied by Aquila (hereinafter the claims of the parties in this action shall be collectively referred to as the “Litigation”);

        WHEREAS, on about June 3, 2004, Chubb filed its “Application of Defendants for Temporary Restraining Order/Preliminary Injunction; and Suggestions in Support of Defendants’ Application for Temporary Restraining Order/Preliminary Injunction” (“Chubb Application”) in this action, seeking, among other things, to enjoin and restrain Aquila from disbursing for any purpose the proceeds of the sale of certain assets from its Canadian asset sale, to which Aquila filed their opposition;

        WHEREAS, on June 14, 2004, the Court entered its Temporary Restraining Order in response to the Chubb Application;

        WHEREAS, thereafter, following a Hearing on June 22, 2004, the Court, on June 24, 2004, entered its Order Granting Preliminary Injunction (“Injunction Order”), granting Chubb’s request for a Preliminary Injunction and directing Aquila to deposit the sum of $504 million in escrow in an interesting bearing account with a financial institution within the Court’s judicial district (“Existing Escrow”, which term shall include, without limitation, all accretions of and earnings on the escrowed assets), pending the final determination of the parties’ claims in this action, and providing that, except for potential reductions thereof in certain limited circumstances, no withdrawals from the Existing Escrow would be permitted unless ordered by the Court;

        WHEREAS, pursuant to Injunction Order, on June 29, 2004, Aquila deposited the sum of $504 million (the “Escrow Fund”) into an interest bearing escrow account at a branch of Commerce Bank, N.A. (“Escrow Agent”) within the Court’s judicial district in accordance with a certain Escrow Agreement between Aquila and Commerce Bank dated June 28, 2004 (“Escrow Agreement”);

        WHEREAS, on July 6, 2004, Aquila filed a Notice of Appeal from the Injunction Order with the United States Court of Appeals for the Eighth Circuit, which was docketed as Case No. 04-2692 (“Circuit Court Appeal”);

        WHEREAS, as of June 30, 2004, Chubb’s undischarged liability under the 1999 Surety Bond is approximately $206,818,329, and under the 2000 Surety Bond is approximately $296,892,002;

        WHEREAS, Aquila concurs that, based upon the Court’s rulings, it accepts the contentions of Chubb and the determination of the Court in its Injunction Order that the Indemnity Agreements obligate Aquila to presently procure the discharge or provide collateral to Chubb in the amount of its undischarged liability under the Surety Bonds, and that Chubb has no adequate remedy at law and is therefore entitled to an Order compelling Aquila to provide collateral in the amount of the Existing Escrow on account of Chubb’s current undischarged liability under the Surety Bonds;

        WHEREAS, Aquila further acknowledges that, based upon the foregoing, Chubb was and has been entitled to the aforementioned relief and remedy since December 20, 2001, including as of and from the date of the issuance of the Injunction Order and the date upon which the Existing Escrow was established in this action;

        WHEREAS, notwithstanding the parties’ prior disagreements with respect to the Escrow Agreement, including, without limitation, the terms, form and legal effect thereof, Aquila acknowledges that Chubb maintains and has maintained a beneficial interest in the Existing Escrow since its establishment on June 29, 2004; and

        WHEREAS, the parties desire to settle the disputes between them as set forth in the Litigation in accordance with and subject to the terms and provisions of this Stipulation (the “Settlement Stipulation”), which Settlement Stipulation will be filed with and approved by the Court as an Order of the Court.

        NOW THEREFORE, in consideration of the foregoing premises, the mutual covenants of the parties set forth in this Agreement and in the Restated Escrow Agreement and the Chubb LOCs (as those terms are defined below), and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, it is hereby stipulated and agreed by and between all of the parties thereto as follows:

    1.        Simultaneously with the execution of this Settlement Stipulation by Aquila and Chubb, the parties and the Escrow Agent entered into and executed that certain Escrow Agreement (the “Restated Escrow Agreement”), a true and correct copy of which is attached hereto as Exhibit A and incorporated herein by reference. Conditioned upon the approval of this Settlement Stipulation as an Order of the Court, the Restated Escrow Agreement shall be effective as of June 29, 2004 and shall supersede the Escrow Agreement. In the event that the Court does not issue its Order approving this Settlement Stipulation on or before 6:00 pm C.S.T. on July 21, 2004, this Settlement Stipulation and the Restated Escrow Agreement shall automatically be rescinded and be of no further force and effect.

    2.        The rights, remedies and entitlements of Aquila and Chubb in and to the Existing Escrow (and any withdrawals therefrom) shall be solely as provided and set forth in the Restated Escrow Agreement. Specifically, as is more particularly described therein, the Restated Escrow Agreement shall provide that the Escrow Fund may only be released from the Existing Escrow as follows: (a) to Chubb, in the amount of Chubb’s undischarged liability under the Surety Bonds for the preceding month, in the event any demand for payment is made by or on behalf of APEA (or its assignee) under either of the Surety Bonds before certain letters of credit, the agreed forms of which are attached hereto as Exhibit B and incorporated herein by reference (the “Chubb LOCs”) , are delivered to Chubb; (b) to Chubb, in the amount of Chubb’s undischarged liability under the Surety Bonds for the preceding month, in the event the Chubb LOCs (or either of them) are not delivered to Chubb on or before a date which is 30 days from the Order Date (the “LOC Delivery Date”); (c) to the issuer or issuers of the Chubb LOCs (as collateral support for payment on the Chubb LOCs), in the amounts of the respective Chubb LOCs, simultaneously with such issuer’s issuance and delivery of the Chubb LOC(s) to Chubb on or before the LOC Delivery Date as consideration and in exchange for the delivery to Chubb of the Chubb LOCs; and (d) to Aquila, in the amount of any Escrow Funds remaining in the Existing Escrow ten (10) days after the LOC Delivery Date (due to a drop in Chubb’s exposure under the Surety Bonds) which were not released to Chubb or the issuers of the Chubb LOCs as provided in subparagraphs 2(a) through (c) above. The Restated Escrow Agreement shall be the exclusive and controlling agreement by and among the parties thereto regarding the ownership, withdrawal and distribution of the Escrow Funds, notwithstanding any other agreement (including the Escrow Agreement) that may exist regarding the Existing Escrow and/or the Escrow Funds.

    3.        The Existing Escrow constitutes a “true” escrow so as to, upon establishment, divest Aquila of its ownership, dominion and control over the Escrow Funds. In the event the Escrow Funds are released to Chubb pursuant to the Escrow Agreements, Chubb shall not be required to deposit, hold or invest such funds in any segregated account for the benefit of Aquila and that Chubb may co-mingle such funds with its own funds. In the event all or any portion of the Escrow Funds are released and delivered to the issuer or issuers of the Chubb LOCs pursuant to the terms and provisions of the Restated Escrow Agreement, and to the extent Aquila is deemed or determined at any time to have any interest in the Escrow Funds released, the release and delivery of Chubb’s interests in such Escrow Funds to such issuer(s) shall each constitute a contemporaneous exchange for value in respect of the transfer of Aquila’s interests in such funds to such issuer or issuers.

    4.        The Existing Escrow shall remain in place until all of the Escrow Funds are released therefrom in accordance with and subject to the provisions of the Restated Escrow Agreement.

    5.        As a condition of and in consideration for Chubb’s execution of this Settlement Stipulation, and the Court’s approval of this Settlement Stipulation, Aquila will pay or reimburse Chubb for all fees, costs and out of pocket expenses, including the fees and costs of all attorneys for Chubb, (“Fees and Costs”) then incurred by Chubb and associated with the Litigation, the Settlement Stipulation and the issuance of the Chubb LOCs and the Aquila LOC. Aquila will also pay or reimburse Chubb for all Fees and Costs incurred by Chubb and related to the Settlement Stipulation and the issuance of the Chubb LOCs and the Aquila LOC after the execution of the Settlement Stipulation, including all fees for renewal of the Chubb LOCs and the Aquila LOC (the “Post-Settlement Fees and Costs”). Prior to Chubb’s execution of the Settlement Stipulation, Aquila has deposited with Chubb funds sufficient to cover the parties reasonable estimates of all Post-Settlement Fees and Costs, and Chubb shall be entitled to use such funds to pay or reimburse itself for all Post-Settlement Fees and Costs as and when they are incurred.

    6.        Conditioned upon the Court’s issuance of its Order approving of this Settlement Stipulation, the timely filing by Aquila of the Appeal Termination (as that term is defined below), the delivery of the Chubb LOCs and the full and final discharge of Chubb from all liability under the 2000 Surety Bond on or before December 31, 2004, Chubb will consider requests from Aquila to reduce the stated amount of the Chubb LOC related to the 1999 Surety Bond by an amount, in the aggregate, not to exceed ten percent (10%) of the Maximum Exposure under the 1999 Surety Bond. Any such partial reduction would be considered by Chubb only if, as a condition thereof, Aquila provided substitute collateral under circumstances and on terms satisfactory to Chubb in its sole and absolute discretion. Such terms will include, without limitation, the requirement of a properly perfected, first priority security interests and liens on collateral unencumbered by any other liens (junior or otherwise) of any kind and with a forced liquidation value equal to not less than two times (2x) the amount of any partial reduction in the amount of the Chubb LOCs. Notwithstanding the foregoing, any decision to permit or to not permit partial reductions in the aggregate amount of the Chubb LOCs shall be made by Chubb in its sole discretion.

    7.        Aquila and Chubb shall execute this Settlement Stipulation and submit same to the Court for approval on or before July 19, 2004; otherwise, it shall automatically be null and void, and of no further force and effect. Upon the Court’s issuance of its Order approving this Settlement Stipulation on or before the Order Date, Aquila shall terminate and withdraw the Circuit Court Appeal with prejudice within two (2) business days following the issuance of such Order (“Appeal Termination”). This Settlement Stipulation shall not be binding on the parties unless and until the same is approved by the Court and entered as an Order of the Court, which Order shall also represent a determination by the Court that, as acknowledged and agreed herein by the parties, Aquila was obligated to provide collateral to Chubb in the amount, form and manner provided herein pursuant to the provisions of the Indemnity Agreements and the direction by the Court that the parties, and the Escrow Agent, shall make the covenants and take the actions set forth herein, and in the Escrow Agreement and Chubb LOCs.

    8.        The parties hereby acknowledge and agree that by their execution of this Settlement Stipulation the parties intend to confirm that they have settled and resolved their dispute as to certain obligations of Aquila under the Indemnity Agreements to provide to Chubb appropriate collateral with respect to Chubb’s undischarged liability under the Surety Bonds, and the specific claims set forth in Aquila’s Amended Complaint and Defendants’ Counterclaim filed in response thereto, and any and all claims of Aquila against Chubb arising out of or relating to the request of Chubb that Aquila provide such collateral. It is specifically understood that such execution is not intended to nor shall it release Aquila from any further obligations under the Indemnity Agreements, or either of the parties from their respective undertakings under this Settlement Stipulation, or terminate this action. The Court, by its Order approving this Settlement Stipulation, shall thereby dismiss this action with prejudice, subject to the Court’s retention of jurisdiction over the parties and this matter for a period of one (1) year from the date of the issuance of the Court’s Order approving this Settlement Stipulation to the extent necessary to enforce the terms of this Settlement Stipulation, including, without limitation, the Restated Escrow Agreement and the Chubb LOCs pursuant to the authority of Kokkonen v. Guardian Life Insurance Co., 511 U.S. 375 (1994).

    9.        It is expressly understood and agreed that the entering into and execution of this Settlement Stipulation by the parties does not constitute an admission of liability by any party to the other and this settlement is the compromise of disputed claims and entered into to avoid further litigation.

    10.        The parties intend that this Settlement Stipulation be complete and shall cover all damages and injuries to them attributable to one another based on their respective claims, subject to the provisions of Paragraph 8 above; it shall not be subject to any claim of mistake of fact; it expresses a full and complete settlement of liabilities claimed against and denied by the respective parties; and regardless of the adequacy or inadequacy of the consideration given by one party to the other hereunder, it is intended to avoid litigation between the parties hereto and to be full and complete.

    11.        As additional consideration for the execution of this Settlement Stipulation, the parties will use reasonable efforts to agree on and issue a joint press release announcing the settlement of the Litigation and related proceedings upon the approval of the Settlement Stipulation by the Court. In the event the parties cannot agree on a joint press release, each of the parties may issue press releases announcing such settlement from time to time without seeking the prior approval or joinder of any other party. Except to the extent set forth above in this Paragraph 11, it is understood and agreed that the parties, and their respective attorneys, will not publicize or disclose, or cause to be publicized or disclosed, to any third party or entity the contents of this Settlement Stipulation unless required to do so by law or ordered to do so by a court of law.

    12.        Each of the parties warrants that it has the requisite power and lawful authority to fulfill each of the covenants and agreements made, or to be made, by and pursuant to this Settlement Stipulation and that it has not assigned any rights or interest otherwise to be covered by this Settlement Stipulation, except as specifically described herein. Furthermore, each of the parties warrants that this Settlement Stipulation has been duly executed and delivered and that this Settlement Stipulation upon execution and delivery is the valid and legally binding obligation.

    13.        This Settlement Stipulation, together with the Restated Escrow Agreement, constitutes the entire understanding and agreement by and between the parties hereto with respect to the subject matter hereof, and supercedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as expressly set forth otherwise in this Settlement Stipulation. This Settlement Stipulation may not be modified or amended except in writing signed by all signatories hereto or their duly authorized and designated successors in interest and by Order of the Court.

    14.        This Settlement Stipulation and all negotiations, statements and proceedings in connection therewith shall not in any event be construed as, or deemed to be evidence of, an admission or concession on the part of any party of any fact, liability or wrongdoing by them, or any of them, and shall not be offered or received into evidence in any action or proceeding, or used in any way as an admission, concession or evidence of any fact, liability or wrongdoing of any nature on the part of any party. Notwithstanding the foregoing, nothing herein shall prohibit the introduction into evidence of this Settlement Stipulation in any action to enforce this Settlement Stipulation or any term or provision of this Settlement Stipulation.

    15.        This Settlement Stipulation shall be binding upon and inure to the benefit of the parties hereto, and their respective affiliates, subsidiaries, and its and their respective directors, shareholders, officers, employees, consultants, agents and representatives, and their respective heirs, executors, administrators, successors and assigns and upon any corporation, partnership or other entity into or with which any party has or may merge or consolidate. This Settlement Stipulation is not intended by the parties to create rights in any third-party beneficiary nor to confer any benefit upon or enforceable rights hereunder upon anyone other than the parties to this Settlement Stipulation.

    16.        The parties hereto acknowledge that they have read the provisions of this Settlement Stipulation and fully understand its terms, contents, conditions and effect, that they have been represented by counsel, that this is a common effort of all of the parties and their respective counsel, that they have had the opportunity to consult with counsel regarding this Settlement Stipulation, and that they voluntarily and knowingly agree to the terms of this Settlement Stipulation.

    17.        This Settlement Stipulation may be executed in two or more counterparts, all of which shall, upon execution and delivery of identical counterparts by all parties, comprise a single Settlement Stipulation. Facsimile copies of signed counterpart signature pages of this Settlement Stipulation shall be deemed to be originals.

        IN WITNESS WHEREOF, this Agreement is executed by the parties hereto as of July 19, 2004.

AQUILA, INC.

By:	/s/ Leslie J. Parrette, Jr.
Leslie J. Parrette, Jr.
Senior Vice President, General Counsel
And Corporate Secretary

AQUILA MERCHANT SERVICES, INC.

By:	/s/ Robert Poehling
Robert Poehling
President

FEDERAL INSURANCE COMPANY

By:	/s/ Rich Towle
Rich Towle
Manager, Surety Claims

PACIFIC INDEMNITY COMPANY

By:	/s/ Rich Towle
Rich Towle
Manager, Surety Claims